SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657
FOIA CONFIDENTIAL TREATMENT REQUESTED
January 11, 2008
Jay Ingram
Securities and Exchange Commission
Division of Corporate Finance
Mailstop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Definitive 14A
Filed April 11, 2007
File No. 00-26734
FOIA CONFIDENTIAL TREATMENT REQUESTED
Dear Mr. Ingram:
SanDisk Corporation (“SanDisk” or the “Company”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated August 21, 2007 and November 29, 2007, both relating to the SanDisk’s Definitive 14A (File No. 00-26734) for the 2007 Annual Meeting (the “Proxy”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. SanDisk has filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, SanDisk has enclosed a copy of its letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Confidential Treatment Requested by SanDisk Corporation
SD-001

Securities and Exchange Commission
January 11, 2008	Confidential Treatment Requested
Page 2	by SanDisk
In accordance with Rule 83, SanDisk requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by SanDisk Corporation” and each page is marked for the record with the identifying numbers and code “SD-001” through “SD-004.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.
We have set forth below in italics the comment received from the Staff on November 29, 2007. Following the Staff comment we provide the additional information requested by the Staff.
1.	Refer to comment 3 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company’s performance targets, such as net income, revenue, or earnings per share. The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made in the second full paragraph of page 3 of your response. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive harm cited in your response.
Response: To illustrate the substantial likelihood of competitive harm, it may be most helpful to provide a specific example of how a competitor could have used the information provided by our executive bonus compensation performance targets to take action in the marketplace and cause a substantial competitive harm to SanDisk.
[* * *]+
The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate

+ [***] means text has been omitted and provided under separate cover to the Staff pursuant to Rule 83.
Confidential Treatment Requested by SanDisk Corporation
SD-002

Securities and Exchange Commission
January 11, 2008	Confidential Treatment Requested
Page 3	by SanDisk
the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.
Please direct any questions or comments regarding this filing to the undersigned, or our Vice President and Associate General Counsel, Megan Comport at (408) 801-1000.

Yours truly,
/s/ Eli Harari
Eli Harari
Chairman of the Board and Chief Executive Officer SanDisk Corporation

Confidential Treatment Requested by SanDisk Corporation
SD-003